     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1996

                                                      REGISTRATION NO. 333-04817
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            HAWAIIAN AIRLINES, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

           HAWAII                   99-0042880
(State or other jurisdiction     (I.R.S. Employer
    of incorporation or        Identification No.)
       organization)

                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                BRUCE R. NOBLES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

      JOSEPH SALAMUNOVICH, Esq.                   GEORGE D. TUTTLE, Esq.
     Gibson, Dunn & Crutcher LLP             Brobeck, Phleger & Harrison LLP
        333 South Grand Avenue              One Market Plaza, Spear St. Tower
              46th Floor                                26th Floor
    Los Angeles, California 90071            San Francisco, California 94105

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / _____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE



    This Amendment No. 4 to Hawaiian Airlines, Inc.'s Registration Statement on Form S-2 (File No. 333-04817) is filed solely to file Exhibit 10.125 hereto. In connection with the Staff's comments to Hawaiian Airlines, Inc. (the "Company") with respect to the Staff's review of the confidential treatment application for
Exhibit 10.125 hereto, the Company hereby files this Amendment No. 4 solely to respond to the Staff's comments. All other items of the above referenced registration statement remain unchanged.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the American and Pacific Stock Exchanges listing fees.

Securities and Exchange Commission registration fee............  $   15,975
National Association of Securities Dealers, Inc. filing fee....       5,135
American Stock Exchange listing fee............................      17,500
Pacific Stock Exchange listing fee.............................       7,500
Subscription Agent's fees and expenses.........................      40,000
Information Agent's fees and expenses..........................      15,000
Escrow Agent's fees and expenses...............................       5,000
Financial Advisor's fees and expenses..........................   1,700,000
Accounting fees and expenses...................................      85,000
Legal fees and expenses........................................     650,000
Blue Sky fees and expenses (including legal fees)..............      50,000
Printing and engraving fees....................................     175,000
Miscellaneous..................................................      33,890
                                                                 ----------
  Total........................................................  $2,800,000
                                                                 ----------
                                                                 ----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 415-5 of the Hawaii Business Corporation Act (the "Hawaii Indemnification Statute") provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such a capacity with another enterprise (such person being hereinafter referred to as the "Indemnitee"). The indemnity may cover expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

    Section 415-48.5 of the Hawaii Indemnification Statute provides that a corporation does not have the power to eliminate or limit the personal liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its shareholders, (b) any act or omission of the director not performed in good faith, or which involves intentional misconduct or knowing violation of the law, or which constitutes a willful or reckless disregard of the director's fiduciary duty, (c) the director's willful or negligent violation of any provision of the HBCA regarding payment of dividends or stock purchase or redemption, or (d) any transaction from which the director received an improper benefit.

    The Hawaii Indemnification Statute also provides that, in the case of an action or suit by or on behalf of the corporation, the corporation has the power to indemnify an Indemnitee against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believes to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which the Indemnitee had been adjudged to be liable for negligence or misconduct in the performance of the Indemnitee's duties to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines that, despite the adjudication of liability, but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court deems proper. The provision does not, however, expressly authorize the corporation to indemnify the Indemnitee against judgments, fines and amounts paid in settlement arising out of a shareholder's derivative action.

    The Hawaii Indemnification Statute further provides that indemnification is mandatory with respect to expenses incurred in connection with any action, suit or proceeding, to the extent the Indemnitee is successful on the merits or otherwise in defense of any such action or claim.

    The Hawaii Indemnification Statute allows the payment by the corporation of expenses incurred by an Indemnitee in advance of the final disposition of an action, suit or proceeding if the Indemnitee provides an undertaking of repayment. Additionally, it provides that the indemnity provided by the statute is not exclusive of any other rights to which an Indemnitee may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. It also provides that a corporation may purchase insurance for officers or directors of the corporation.

    Article VII of the Registrant's Amended Articles of Incorporation incorporates the provisions of the Hawaii Indemnification Statute so as to provide the indemnification of the Hawaii Indemnification Statute to officers and directors of the Company. Article VII also provides that the indemnity provided thereunder is nonexclusive of any other rights of indemnification to which an Indemnitee may be entitled.

    In addition, the Registrant has entered into indemnification agreements with each of its directors and executive officers providing indemnification to the fullest extent permitted by law. Furthermore, the Registrant has a policy of directors' and officers' liability insurance which insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
    2.1    Third Amended Consolidated Plan of Reorganization of HAL, INC., Hawaiian Airlines, Inc. and West
           Maui Airport, Inc. dated August 29, 1994. (1)
    2.2    Articles of Merger of Hawaiian Airlines, Inc. and West Maui Airport, Inc. and Articles of Merger of
           Hawaiian Airlines, Inc. and HAL, INC. both dated September 12, 1994. (2)
    4.1    Rights Agreement dated December 23, 1994. (3)
    4.2    Amendment No. 1 dated as of May 4, 1995 to Rights Agreement dated as of December 23, 1994 by and between Hawaiian Airlines, Inc. and Chemical Trust Company of California. (4)
    4.3    Amendment No. 1 to 1994 Stock Option Plan dated as of May 4, 1995. (4)
    4.4    Amendment No. 1 dated as of May 4, 1995 to Warrants Nos. 1-10. (4)
    4.5    1994 Stock Option Plan. (5)
    4.6    Rightsholders Agreement dated as of January 31, 1996, by and among Hawaiian Airlines, Inc., Airline
           Investors Partnership, L.P., AMR Corporation, Martin Anderson and Robert Midkiff. (6)
    4.7    Amendment No. 2 to the Rights Agreement, as amended, dated as of January 31, 1996 by and between
           Hawaiian Airlines, Inc. and Chemical Trust Company of California. (6)
    4.8    Amendment No. 2 to 1994 Stock Option Plan, as amended, dated as of December 8, 1995. (6)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
    4.9    The Company agrees to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of security holders of long-term debt of the Company.
    4.10   Form of Employee Right Subscription Certificate.**
    4.11   Form of Shareholder Right Subscription Certificate.**
    4.12   1996 Stock Incentive Plan, as amended.*
    5      Opinion of Goodsill Anderson Quinn & Stifel, as to the legality of the securities being registered.*
    8      Opinion of Gibson, Dunn & Crutcher LLP, as to certain tax matters.*
   10.1    First Amended Plan of Reorganization. (7)
   10.2    Engine lease agreement dated as of October 29, 1993 between BA Leasing & Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) Pratt & Whitney JT8D-17 engine, bearing manufacturer's serial no. 696699. (8)
   10.3    Aircraft Purchase Agreement dated as of November 5, 1993 between GATX Capital Corporation, as seller, and Hawaiian Airlines, Inc., as buyer, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing FAA registration no. N420EA, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. 688738 and 688739. (8)
   10.4    Lease agreement dated as of November 3, 1993 between John Hancock Leasing Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT813-17 engines bearing manufacturers serial no. 708324 and 654028. (8)
   10.5    Aircraft Lease Agreement dated April 1, 1994 between Nations Financial Capital Corporation, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft bearing manufacturer's serial no. 47662, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696708 and 688758. (9)
   10.6    Aircraft Lease Agreement dated May 9, 1994 between BA Leasing & Capital Corporation, as lessor, and
           Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47764, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696675 and 696674 and one (1) spare Pratt & Whitney JT8D-17A engine bearing manufacturer's serial no. 696699. (10)
   10.7    Aircraft Lease Agreement dated May 9, 1994 between Security Pacific Equipment Leasing, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47735, together with two (2) Pratt & Whitney JT8D-17A engines, bearing manufacturer's serial no. 696666 and 688798. (10)
   10.8    Aircraft Lease Agreement dated May 9, 1994 between Security Pacific Equipment Leasing, Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no. 47726, together with two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 696656 and 688710. (10)
   10.9    Merchant Bank Agreement for Visa and Mastercard dated July 18, 1994 between First Bank National
           Association, as Bank, and Hawaiian Airlines, Inc., as Carrier. (10)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.10   Airframe Lease Agreement dated September 22, 1994 between Bank of Hawaii, as lessor, and Hawaiian
           Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, manufacturers serial no.
           47763, together with two (2) Pratt & Whitney JT8D17A engines, bearing manufacturer's serial no.
           696666 and 688798. (10)
   10.11   Multihost Agreement dated September 12, 1994 between SABRE Decision Technologies, Inc. and Hawaiian
           Airlines, Inc., as customer, for certain reservation services, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.12   Flight Operating System Agreement dated September 12, 1994 between SABRE Decision Technologies, Inc.
           and Hawaiian Airlines, Inc. as customer, for certain flight operating system services, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.13   Advantage Participating Carrier Agreement dated September 12, 1994 between American Airlines, Inc., as seller, and Hawaiian Airlines, Inc., as customer, for certain frequent flyer agreements, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.14   Master Equipment Lease Agreement dated September 12, 1994, between SABRE Decision Technologies,
           Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for certain computer and reservations equipment, not filed since confidential treatment has been requested pursuant to Rule 24b-2. (11)
   10.15   Aircraft Lease Agreement dated September 12, 1994 between American Airlines, Inc., as lessor, and
           Hawaiian Airlines, Inc., as lessee, for eight (8) DC-10-10 aircraft each with three (3) GE CF6-6K engines, FAA registration and manufacturer's serial no. to be advised, filed in redacted form since confidential treatment has been requested pursuant to Rule 24b-2 for certain portions thereof. (11)
   10.16   Aircraft Lease Amendment dated November 10, 1992 to Aircraft Lease Agreement dated March 31, 1992, between AeroUSA, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for one (1) McDonnell
           Douglas DC9-51 aircraft, manufacturers serial No. 47784. (11)
   10.17   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated March 31, 1992, between AeroUSA, Inc., as lessor, and Hawaiian Airlines, Inc. as lessee, for one (1) McDonnell
           Douglas DC9-51 aircraft, manufacturers serial No. 47784. (11)
   10.18   Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)
   10.19   Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)
   10.20   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47742. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.21   Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)
   10.22   Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)
   10.23   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 48122. (11)
   10.24   Aircraft Lease Amendment dated April 2, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)
   10.25   Aircraft Lease Amendment dated October 31, 1990 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)
   10.26   Aircraft Lease Amendment dated August 23, 1994 to Aircraft Lease Agreement dated as of February 28,
           1990 between GPA Group plc, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell
           Douglas DC-9-51 aircraft, manufacturers serial no. 47796. (11)
   10.27   Chattel Mortgage dated November 5, 1993 between GATX Capital Corporation, as Secured Party, and
           Hawaiian Airlines, Inc., as Debtor, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47689, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688738 and 688739. (11)
   10.28   Mortgage Supplement dated November 5, 1993 between GATX Capital Corporation, as Secured Party, and
           Hawaiian Airlines, Inc., as Debtor, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47689, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688738 and 688739. (11)
   10.29   Aircraft Lease Agreement dated September 12, 1994 between First Security Bank of Utah, N.A., as trustee, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47658, together with two (2) Pratt & Whitney JT8D-17 engines bearing manufacturer's serial no. 688712 and 688797. (11)
   10.30   Aircraft Lease Agreement dated September 12, 1994 between Scandinavian Airlines of North American
           Inc., as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47654, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. 688834 and 688728. (11)
   10.31   Engine Lease dated September 12, 1994 between Aircraft Income Partners 11, L.P., as lessor, and
           Hawaiian Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT813-17A engines, bearing manufacturer's serial no. 687769B and 688762D. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.32   Aircraft Lease Agreement dated September 22, 1994 between USL Capital Corporation, as lessor, and
           Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas DC-9-51 aircraft, bearing manufacturer's serial no. 47661, together with two (2) Pratt & Whitney JT813-17 engines bearing manufacturer's serial no. P696707D and P68872913. (11)
   10.33   Engine Lease Agreement dated September 22, 1994 between Bank of Hawaii, as lessor, and Hawaiian
           Airlines, Inc., as lessee, for two (2) Pratt & Whitney JT8D-17A engines, bearing manufacturer's serial no. P696662D and P696667D. (11)
   10.34   Agreement of Lease dated July 12, 1993 between Airport Industrial Park Associates, as owner, and
           Hawaiian Airlines, Inc., as tenant. (11)
   10.35   Anchorage International Airport Airline Operating Agreement and Terminal Building Lease
           (International Terminal) dated January 3, 1992 between State of Alaska Department of Transportation and Public Facilities and Hawaiian Airlines, Inc. (11)
   10.36   Anchorage International Airport Advance Right of Entry ADA30426 of State of Alaska Department of
           Transportation and Public Facilities dated December 9, 1991. (11)
   10.37   Form of Non-Exclusive Operating Permit between the City of Los Angeles and Hawaiian Airlines, Inc., a Signatory Carrier, Covering the Use of Landing Facilities for Air Carrier Aircraft Operations at
           Los Angeles International Airport. (11)
   10.38   Form of Non-Signatory Passenger Airline Operating and Lease Agreement between The Port of Portland and Hawaiian Airlines, Inc. (11)
   10.39   Airports Commission City and County of San Francisco Airline Operating Permit Issued to Hawaiian
           Airlines, Inc., as Permittee, Director of Airports Permit Action No. 2003. (11)
   10.40   Indenture of Lease (Lease No. DOT-78-24) dated August 21, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)
   10.41   Addendum No. I dated October 9, 1982 to Lease No. DOT-A-7824 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)
   10.42   Addendum No. 2 dated August 31, 1983 to Lease No. DOT-A-7824 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airprt premises at the Kahului Airport on the island of Maui. (11)
   10.43   Amendment No. 3 dated September 1, 1986 to Lease No. DOT-A78-24 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)
   10.44   Amendment No. 4 dated October 3, 1988 to Lease No. DOT-A78-24 dated August 21, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Kahului Airport on the island of Maui. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.45   Indenture of Lease (Lease No. DOT-A-78-31) dated August 10, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)
   10.46   Addendum No. I dated August 31, 1983 to Lease No. DOT-A-7831 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)
   10.47   Amendment No. 2 dated July 22, 1988 to Lease No. DOT-A-7831 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lanai Airport on the island of Lanai. (11)
   10.48   Indenture of Lease (Lease No. DOT-A-78-22) dated as of August 10, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.49   Addendum No. I dated March 1, 1981 to Lease No. DOT-A-7822 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.50   Addendum No. 2 dated August 31, 1983 to Lease No. DOT-A-7822 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.51   Addendum No. 3 dated September 14, 1983 to Lease No. DOT-A78-22 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.52   Amendment No. 4 dated December 14, 1987 to Lease No. DOTA-78-22 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.53   Amendment No. 5 dated September 15, 1988 to Lease No. DOTA-78-22 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Lihue Airport on the island of Kauai. (11)
   10.54   Indenture of Lease (Lease No. DOT-A-78-27) dated as of August 10, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)
   10.55   Addendum No. 1 dated August 31, 1983 to Lease No. DOT-A-7827 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)
   10.56   Addendum No. 2 dated July 1, 1985 to Lease No. DOT-A-78-27 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.57   Amendment No. 3 dated July 29, 1988 to Lease No. DOT-A-7827 dated August 10, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at the Molokai Airport on the island of Molokai. (11)
   10.58   Indenture of Lease (Lease No. DOT-76-23) dated as of April 24, 1978 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.59   Addendum No. 2 dated April 1, 1983 to Lease No. DOT-A-76-23 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.60   Addendum No. 1 dated August 31, 1983 to Lease No. DOT-A-7623 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.61   Amendment No. 3 dated July 27, 1988 to Lease No. DOT-A-7623 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.62   Amendment No. 4 dated December 6, 1989 to Lease No. DOT-A76-23 dated April 24, 1978 between the
           Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premises at General Lyman Field on the island of Hawaii. (11)
   10.63   Indenture of Lease (Lease No. DOT-A-62-32) dated as of May 28, 1962 between the Department of
           Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines, Inc., as lessee, for use of airport premise at the Honolulu International Airport on the island of Oahu. (11)
   10.64   Lease Extension Agreement dated September 26, 1994 to Lease No. DOT-A-62-32 dated as of May 28, 1962 between the Department of Transportation of the State of Hawaii, as lessor, and Hawaiian Airlines,
           Inc., as lessee, for use of airport premises at the Honolulu International Airport on the island of
           Oahu. (11)
   10.65   IATA Interline Traffic Agreement -- Passenger between IATA and Hawaiian Airlines, Inc. (11)
   10.66   IATA Interline Traffic Agreement -- Cargo between IATA and Hawaiian Airlines, Inc. (11)
   10.67   IATA Interline Traffic Agreement -- Baggage between IATA and Hawaiian Airlines, Inc. (11)
   10.68   ATA Airline Freight Procedures Agreement dated December 16, 1985. (11)
   10.69   Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan --
           Australia dated December 12, 1988. (11)
   10.70   Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan --
           Canada dated May 18, 1983. (11)
   10.71   Application and Concurrence for Non-IATA Air Carrier to participate in Bank Settlement Plan -- New
           Zealand dated September 16, 1987. (11)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.72   Form of Facilities Management and Supplemental Agreement among Computer Associates International,
           Inc. and Litton Computer Services, as Licensee, and Hawaiian Airlines, Inc., as Client, dated
           September 30, 1993. (11)
   10.73   Master Lease Agreement dated September 30, 1993 between Comdisco, Inc., as lessor, and Hawaiian
           Airlines, Inc. as lessee, for computer and telephone equipment. (11)
   10.74   Galileo International Global Airline Distribution Agreement dated as of December 16, 1993 among
           Galileo International Partnership, and Hawaiian Airlines, Inc., as Participant. (11)
   10.75   Loan and Security Agreement dated as of September 12, 1994 between The CIT Group/Credit Finance,
           Inc., as Lender, and Hawaiian Airlines, Inc., as Borrower. (11)
   10.76   Letter of Credit Reimbursement and Security Agreement dated as of September 12, 1994 by Hawaiian
           Airlines, Inc. for the benefit of Martin Anderson. (11)
   10.77   Letter of Credit Reimbursement and Security Agreement dated as of September 13, 1994 by Hawaiian
           Airlines, Inc. for the benefit of Robert Midkiff. (11)
   10.78   Agreement Relating to the Settlement of Interline Accounts through Airlines Clearing House Inc.
           dated July 8, 1981. (11)
   10.79   Supplementary Agreement to Agreement Relating to the Settlement of Interline Accounts through
           Airlines Clearing House, Inc. and amendments made thereto through to October 10, 1986. (11)
   10.80   Supplementary Agreement to Agreement Relating to the Settlement of Interline Accounts through
           Airlines Clearing House, Inc. and amendments made thereto through to January 30, 1987. (11)
   10.81   Amendment to the Agreement Relating to the Settlement of Interline Accounts through Airlines
           Clearing House, Inc. and amendments made thereto through to September 17, 1987. (11)
   10.82   Amended and Restated Interline Agreement dated September 1, 1989 by and among LAX TWO CORP. and certain Air Carriers as 'Contracting Airlines', including Hawaiian Airlines, Inc. (11)
   10.83   Airlines Reporting Corporation Carrier Service Agreement dated November 30, 1984 between the
           Airlines Reporting Corporation and Hawaiian Airlines, Inc. (11)
   10.84   Stipulation Respecting Claims of the State of Hawaii filed with the Bankruptcy Court July 29, 1994.
           (11)
   10.85   Stipulation between Hawaiian Airlines, Inc. and Kawasaki Enterprises Inc. filed with the Bankruptcy
           Court March 31, 1994. (11)
   10.86   Global Settlement Agreement and Adequate Protection Stipulation with GPA filed with the Bankruptcy
           Court August 12, 1994. (11)
   10.87   Rotable Spare Parts Chattel Mortgage and Security Agreement dated August 23, 1994, as amended. (11)
   10.88   Warrants dated September 12, 1994 granted Martin Anderson. (12)
   10.89   Warrants dated September 12, 1994 granted Robert Midkiff. (12)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.90   Amendment to Lease Agreement, Lease Supplements and Lease Supplement No. 9, dated November 12, 1994, to original Aircraft Lease Agreement dated September 12, 1994, between American Airlines,
           Inc.-Registered Trademark- as lessor, and Hawaiian Airlines, Inc., as lessee, for 1) amendment of
           Lease Agreement, 2) one (1) airframe, U.S. registration number N122AA, manufacturer's serial no.
           46522 and three (3) General Electric CF6-6K engines bearing manufacturer's serial nos. 451391,
           451166, and 451141. (12)
   10.91   Lease Amendment No. 2, dated as of April 13, 1995 between American Airlines, Inc.-Registered
           Trademark- and Hawaiian Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (12)
   10.92   Aircraft Lease Agreement dated as of November 20, 1994 between American Airlines, Inc.-Registered
           Trademark-, as lessor, and Hawaiian Airlines, Inc., as lessee, for one (1) McDonnell Douglas
           DC-10-10 aircraft, bearing FAA registration no. N146AA, together with three (3) GE-CF6-6K engines bearing manufacturer's serial nos. 451272, 451257 and 451164 filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (12)
   10.93   Waiver and Amendment to Loan and Security Agreement dated as of April 13, 1995 between CIT
           Group/Credit Finance, Inc., as Lender, and Hawaiian Airlines, Inc., as Borrower. (12)
   10.94   Lease Amendment No. 1 dated as of April 28, 1995 to original Lease Amendment dated as of November
           20, 1994, between American Airlines, Inc.-Registered Trademark-, as lessor, and Hawaiian Airlines,
           Inc., as lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (13)
   10.95   Lease Amendment No. 3 dated as of June 1, 1995 to Aircraft Lease Agreement dated as of September 12,
           1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of
           Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to
           Rule 24.b-2 for certain portions thereof. (4)
   10.96   Aircraft Lease Agreement dated July 5, 1995 between American Airlines, Inc., lessor and Hawaiian
           Airlines, Inc., lessee, for one DC-10-10 aircraft filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (4)
   10.97   Lease Amendment No. 2 dated as of September 29, 1995 to Aircraft Lease Agreement dated as of
           November 20, 1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)
   10.98   Lease Supplement No. 1 dated as of July 19, 1995 to Aircraft Lease Agreement dated as of July 5,
           1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee. (14)
   10.99   Lease Amendment No. 1 dated as of September 29, 1995 to Aircraft Lease Agreement dated as of July 5,
           1995, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of
           Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to
           Rule 24.b-2 for certain portions thereof. (14)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.100  Lease Amendment No. 4 dated as of August 22, 1995 to Aircraft Lease Agreement dated as of September
           12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)
   10.101  Lease Amendment No. 5 dated as of October 6, 1995 to Aircraft Lease Agreement dated as of September
           12, 1994, between American Airlines, Inc., lessor, and Hawaiian Airlines, Inc., lessee, for amendment of Lease Agreement filed in redacted form since confidential treatment has been requested pursuant to Rule 24.b-2 for certain portions thereof. (14)
   10.102  Amendment No. 1 dated as of February 28, 1996 to Chattel Mortgage and Security Agreement dated as of
           January 31, 1996 by Hawaiian Airlines, Inc. in favor of American Airlines, Inc. (6)
   10.103  Chattel Mortgage and Security Agreement dated as of January 31, 1996 by Hawaiian Airlines, Inc. in favor of American Airlines, Inc. (6)
   10.104  Secured Promissory Note in amount of $10,250,000 made by Hawaiian Airlines, Inc. payable to the order of American Airlines, Inc. dated January 31, 1996. (6)
   10.105  Note Repayment and Stock Purchase Agreement dated as of January 31, 1996 by and among GPA Group plc,
           AEROUSA, Inc. and Hawaiian Airlines, Inc. (6)
   10.106  Stockholders Agreement dated as of January 31, 1996 between Airline Investors Partnership, LP., the
           Association of Flight Attendants, the International Association of Machinists and Aerospace Workers
           (AFLCIO) and the Air Line Pilots Association, International. (6)
   10.107  Aircraft Lease Amendment dated as of January 31, 1996 to Aircraft Lease Agreement dated as of March
           31, 1992 between AEROUSA, Inc., as lessor and Hawaiian Airlines, Inc., as lessee, for one (1)
           McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47784. (6)
   10.108  Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian
           Airlines, inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47742. (6)
   10.109  Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian
           Airlines, inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 48122. (6)
   10.110  Aircraft Lease Amendment dated as of February 28, 1990 between GPA Group plc, as lessor and Hawaiian
           Airlines, inc., as lessee, for one (1) McDonnell Douglas DC-9-51 Aircraft, manufacturer's serial number 47796. (6)
   10.111  Lease Amendment No. 8 dated as of January 31, 1996 to Aircraft Lease Agreement dated September 12,
           1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.112  Lease Amendment No. 1 dated as of January 31, 1996 to Aircraft Lease Agreement dated December 15,
           1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.113  Lease Amendment No. 1 dated as of January 31, 1996 to Aircraft Lease Agreement dated December 30,
           1995 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)

 EXHIBIT
 NUMBER                                                DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
   10.114  Form of Amended and Restated Indemnification Agreement between Hawaiian Airlines, Inc. and certain directors and officers of the Company dated as of January 30, 1996. (6)
   10.115  Warrant for the Purchase of 948,973 shares of Class A Common Stock issued to AMR Corporation. (6)
   10.116  Warrant for the Purchase of 948,973 shares of Class A Common Stock issued to AMR Corporation. (6)
   10.117  Form of Warrants for the Purchase of shares of Class A Common Stock issued to Martin Anderson. (6)
   10.118  Form of Warrants for the Purchase of shares of Class A Common Stock issued to Robert Midkiff. (6)
   10.119  Aircraft Lease Agreement dated as of December 30, 1995 between American Airlines, Inc. and Hawaiian
           Airlines, Inc. (6)
   10.120  Aircraft Lease Agreement dated as of December 15, 1995 between American Airlines, Inc. and Hawaiian
           Airlines, Inc. (6)
   10.121  Lease Amendment No. 7 dated as of December 8, 1995 to Aircraft Lease Agreement dated September 12,
           1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.122  Stock Purchase Agreement dated as of December 8, 1995, between Hawaiian Airlines, Inc., and Airline
           Investors Partnership, L.P. (6)
   10.123  Lease Amendment No. 6 dated as of November 20, 1995, to Aircraft Lease Agreement dated September 12,
           1994 between American Airlines, Inc. and Hawaiian Airlines, Inc. (6)
   10.124  Aircraft Lease Agreement dated as of May 15, 1996 between American Airlines, Inc. and Hawaiian
           Airlines, Inc. filed in redacted form since confidential treatment has been requested pursuant to
           Rule 406 for certain portions thereof. (16)*
   10.125  Cooperative Marketing Agreement between Northwest Airlines, Inc. and Hawaiian Airlines, Inc. dated
           May 22, 1996 filed in redacted form since confidential treatment has been requested pursuant to Rule
           406 for certain portions thereof. (16)
   10.126  Code Share Agreement between Mahalo Air, Inc. and Hawaiian Airlines, Inc. dated June 28, 1996.*
   23.1    Consent of KPMG Peat Marwick LLP.**
   23.2    Consent of Goodsill Anderson Quinn & Stifel (included in Exhibit 5).*
   23.3    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8).*
   24      Power of attorney. (15)
   99.1    Form of Stock Purchase Agreement between Hawaiian Airlines and an Investor for the purchase of shares of Common Stock pursuant to the Investor Offering.**
   99.2    Form of Subscription and Escrow Agent Agreement, dated as of July 19, 1996, by and between Hawaiian
           Airlines, Inc., ChaseMellon Shareholder Services, L.L.C. and Mellon Bank, N.A.**


- ------------------------

  * Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-2 as filed July 12, 1996 and incorporated herein by reference.

 ** Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-2 as filed July 23, 1996 and incorporated herein by reference.


(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed September 6, 1994 and incorporated herein by reference.

 (2) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed September 21, 1994 and incorporated herein by reference.

 (3) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K as filed January 5, 1995 and incorporated herein by reference.

 (4) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed August 14, 1995 and incorporated herein by reference.

 (5) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-8 as filed November 15, 1995 and incorporated herein by reference.

 (6) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K as filed April 1, 1996 and incorporated herein by reference.

 (7) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Current Report on Form 8-K as filed March 9, 1994 and incorporated herein by reference.

 (8) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Annual Report on Form 10-K as filed April 15, 1994 and incorporated herein by reference.

 (9) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Quarterly Report on Form 10-Q as filed May 20, 1994 and incorporated herein by reference.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Predecessor's Quarterly Report on Form 10-Q as filed August 15, 1994 and incorporated herein by reference.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-B as filed November 3, 1994 and incorporated herein by reference.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K as filed April 17, 1995 and incorporated herein by reference.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed May 11, 1995 and incorporated herein by reference.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Quarterly Report on Form 10-Q as filed November 14, 1995 and incorporated herein by reference.

(15) Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-2 as filed on May 30, 1996 and incorporated herein by reference.

(16) Portions of this document have been omitted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. Such portions have been provided separately to the Commission.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration  by means of a post-effective  amendment
    any   of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii, on the 24th day of July, 1996.


                                          HAWAIIAN AIRLINES, INC.

                                          By         /s/ BRUCE R. NOBLES

                                             -----------------------------------
                                                       Bruce R. Nobles
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                        SIGNATURE                                         TITLE                        DATE
- ---------------------------------------------------------  ------------------------------------  ----------------
                   /s/ BRUCE R. NOBLES                     Director, President and Chief         July 24, 1996
      ---------------------------------------------        Executive Officer (Principal
                    (Bruce R. Nobles)                      Executive Officer)
                  /s/ JOHN L. GARIBALDI                    Executive Vice President and Chief    July 24, 1996
      ---------------------------------------------        Financial Officer (Principal
                   (John L. Garibaldi)                     Accounting and Financial Officer)
                                       *                   Director, Chairman of the Board       July 24, 1996
      ---------------------------------------------
                     (John W. Adams)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                     (Todd G. Cole)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                   (Richard F. Conway)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                     (Robert G. Coo)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                   (Carol A. Fukunaga)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                   (William Boyce Lum)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                   (Richard K. Matros)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                    (Reno F. Morella)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                 (Samson Poomaihealani)
                                       *                   Director                              July 24, 1996
      ---------------------------------------------
                   (Edward Z. Safady)
                 * by:/s/BRUCE R. NOBLES
                     Bruce R. Nobles
                    ATTORNEY-IN-FACT